Exhibit 1

SCHEDULE 13D JOINT FILING AGREEMENT

     In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and any subsequent amendments thereto, and have duly executed this joint filing agreement as of the date set forth below.

Date: June 17, 2025

AE RED HOLDINGS, LLC
By: /s/ Michael Robert Greene
Name: Michael Robert Greene
Title: Vice President and Assistant Treasurer

Edge Autonomy Ultimate Holdings, LP
By: /s/ Jeffrey Hart
Name: Jeffrey Hart
Title: President

Michael Robert Greene
By: /s/ Michael Robert Greene
Name: Michael Robert Greene

David H Rowe
By: /s/ David H Rowe
Name: David H Rowe

AEROEQUITY GP, LLC
By: /s/ Michael Robert Greene
Name: Michael Robert Greene
Title: Managing Member

AE INDUSTRIAL PARTNERS FUND II, LP
By: /s/ Michael Robert Greene
Name: Michael Robert Greene
Title: Managing Member

AE INDUSTRIAL PARTNERS FUND II-A, LP
By: /s/ Michael Robert Greene
Name: Michael Robert Greene
Title: Managing Member

AE INDUSTRIAL PARTNERS FUND II-B, LP
By: /s/ Michael Robert Greene
Name: Michael Robert Greene
Title: Managing Member

AE INDUSTRIAL PARTNERS STRUCTURED SOLUTIONS I, LP
By: /s/ Michael Robert Greene
Name: Michael Robert Greene
Title: Managing Member